UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of May, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) today that, in an extraordinary meeting of CEMEX’s Board of Directors held on May 15, 2014, Mr. Fernando A. González Olivieri was appointed as CEMEX’s new Chief Executive Officer.

Mr. Fernando A. González Olivieri will become Chief Executive Officer of CEMEX after a successful professional career of 15 years at CEMEX, highlighting his broad and ample experience in the administration of CEMEX.

Mr. Fernando A. González Olivieri is a graduate in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”) and holds a Master in Business Administration from ITESM. At CEMEX, he has served as Corporate Vice President of Strategic Planning from 1994 to 1998, President of CEMEX Venezuela from 1998 to 2000, President of CEMEX Asia from 2000 to May 2003, and President of the South American and the Caribbean Region from May 2003 to February 2005. In March 2005, he was appointed President of the expanded CEMEX European Region, in February 2007, President of CEMEX’s former Europe, Middle East, Africa, Asia and Australia Region, and, in May 2009, Executive Vice President of Planning and Development. Since February 2010, Mr. Fernando A. González Olivieri has served as CEMEX’s Executive Vice President of Planning and Finance and in 2011 he was additionally appointed Chief Financial Officer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 15, 2014	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller